UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Amendment No. 4)

Under the Securities Exchange Act of 1934

LAS VEGAS SANDS CORP.
(Name of Issuer)
Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)

517834107
(CUSIP Number)

Ira H. Raphaelson, Esq. c/o Las Vegas Sands Corp. 3355 Las Vegas Boulevard South Las Vegas, Nevada 89109 (702) 414-1000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 2, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 517834107	SCHEDULE 13D	Page 2 of 15

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Sheldon G. Adelson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 614,863
	8	SHARED VOTING POWER 12,566,710
	9	SOLE DISPOSITIVE POWER 134,327,534
	10	SHARED DISPOSITIVE POWER 12,566,710
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 146,955,404
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.9%1
14	TYPE OF REPORTING PERSON IN

1
Based upon a total of 821,561,640 shares of Common Stock (consisting of 734,061,465 shares of Common Stock outstanding as of February 21, 2012 plus 87,500,175 shares of Common Stock issued upon the exercise of the Warrants (as defined below) by Dr. Miriam Adelson).

CUSIP No. 517834107	SCHEDULE 13D	Page 3 of 15

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Miriam Adelson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States/Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 246,674,737
	8	SHARED VOTING POWER 12,566,710
	9	SOLE DISPOSITIVE POWER 117,903,322
	10	SHARED DISPOSITIVE POWER 12,566,710
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 289,629,870
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 35.3%2
14	TYPE OF REPORTING PERSON IN

2
Based upon a total of 821,561,640 shares of Common Stock (consisting of 734,061,465 shares of Common Stock outstanding as of February 21, 2012 plus 87,500,175 shares of Common Stock issued upon the exercise of the Warrants (as defined below) by Dr. Miriam Adelson).

CUSIP No. 517834107	SCHEDULE 13D	Page 4 of 15

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Irwin Chafetz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 35,702
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 59,240
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 61,172
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%3
14	TYPE OF REPORTING PERSON IN

3
Based upon a total of 821,561,640 shares of Common Stock (consisting of 734,061,465 shares of Common Stock outstanding as of February 21, 2012 plus 87,500,175 shares of Common Stock issued upon the exercise of the Warrants (as defined below) by Dr. Miriam Adelson).

CUSIP No. 517834107	SCHEDULE 13D	Page 5 of 15

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Timothy D. Stein
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 170,834,874
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 1,670,099
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 170,834,874
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.8%4
14	TYPE OF REPORTING PERSON IN

4
Based upon a total of 821,561,640 shares of Common Stock (consisting of 734,061,465 shares of Common Stock outstanding as of February 21, 2012 plus 87,500,175 shares of Common Stock issued upon the exercise of the Warrants (as defined below) by Dr. Miriam Adelson).

CUSIP No. 517834107	SCHEDULE 13D	Page 6 of 15

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON General Trust under the Sheldon G. Adelson 2007 Remainder Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 53,297,679
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 53,297,679
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 53,297,679
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.5%5
14	TYPE OF REPORTING PERSON OO

5
Based upon a total of 821,561,640 shares of Common Stock (consisting of 734,061,465 shares of Common Stock outstanding as of February 21, 2012 plus 87,500,175 shares of Common Stock issued upon the exercise of the Warrants (as defined below) by Dr. Miriam Adelson).

CUSIP No. 517834107	SCHEDULE 13D	Page 7 of 15

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON General Trust under the Sheldon G. Adelson 2007 Friends and Family Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 53,297,678
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 53,297,678
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 53,297,678
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.5%6
14	TYPE OF REPORTING PERSON OO

6
Based upon a total of 821,561,640 shares of Common Stock (consisting of 734,061,465 shares of Common Stock outstanding as of February 21, 2012 plus 87,500,175 shares of Common Stock issued upon the exercise of the Warrants (as defined below) by Dr. Miriam Adelson).

CUSIP No. 517834107	SCHEDULE 13D	Page 8 of 15

Item 1.	Security and Issuer.

This Amendment No. 4 (this “Amendment”) amends the Schedule 13D filed on November 24, 2008, as previously amended by Amendment No. 1 thereto filed on January 16, 2009, Amendment No. 2 thereto filed on April 2, 2009 and Amendment No. 3 thereto filed on November 18, 2011 (such Schedule 13D, as amended by Amendments No. 1, No. 2 and No. 3 thereto, the “Schedule 13D”), which relates to the common stock, par value $0.001 per share (the “Common Stock”), of Las Vegas Sands Corp., a Nevada corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 3355 Las Vegas Boulevard South, Las Vegas, Nevada 89109.  This amendment is being filed to report the exercise by Dr. Miriam Adelson (“Dr. Adelson”) on March 2, 2012 of warrants to purchase an aggregate of 87,500,175 shares of Common Stock at an exercise price of $6.00 per share (the “Warrants”).  All items not described herein remain as previously reported in the Schedule 13D, and all capitalized terms used herein and not otherwise defined shall have the meanings ascribed to them in the Schedule 13D.

Sheldon G. Adelson (“Mr. Adelson”), Dr. Adelson, Irwin Chafetz (“Mr. Chafetz”), Timothy D. Stein, Esq. (“Mr. Stein”), the General Trust under the Sheldon G. Adelson 2007 Remainder Trust (the “2007 Remainder Trust”) and the General Trust under the Sheldon G. Adelson 2007 Friends and Family Trust (the “2007 Friends and Family Trust,” and together with Mr. Adelson, Dr. Adelson, Mr. Chafetz, Mr. Stein and the 2007 Remainder Trust, the “Reporting Persons”), constitute a “group” that, as of the date hereof, collectively beneficially owns approximately 431,435,624 shares of Common Stock, or 52.5%, of the Company’s total number of shares of Common Stock outstanding as of February 21, 2012 plus the shares of Common Stock issued upon the exercise of the Warrants by Dr. Adelson, for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934.  On December 14, 2011, the Sheldon G. Adelson December 2008 Three Year LVS Annuity Trust (the “December 2008 Three Year Trust”), which was previously a Reporting Person under the Schedule 13D, transferred as gifts all of its shares of Common Stock to other trusts affiliated with the Reporting Persons.  Following such transfers, the December 2008 Three Year Trust was terminated, and as such the December 2008 Three Year Trust is no longer a Reporting Person under the Schedule 13D.

Item 2.	Identity and Background.

Item 2 of the Schedule 13D is hereby amended by the deletion of the text thereof in its entirety and its replacement with the following:

(a)	The names of the persons filing this statement are:

(i)	Mr. Adelson;

(ii)	Dr. Adelson;

(iii)	Mr. Chafetz;

(iv)	Mr. Stein;

(v)	the 2007 Remainder Trust; and

(vi)	the 2007 Friends and Family Trust.

(b)	The business address of the principal offices of (i) Mr. Adelson, (ii) Dr. Adelson, (iii) Mr. Chafetz; (iv) the 2007 Remainder Trust and (v) the 2007 Friends and Family Trust is:

c/o Las Vegas Sands Corp.
3355 Las Vegas Boulevard South
Las Vegas, Nevada 89109.

CUSIP No. 517834107	SCHEDULE 13D	Page 9 of 15

The business address of the principal office of Mr. Stein is:

c/o Lourie & Cutler, P.C.
60 State Street
Boston, Massachusetts 02109.

(c)	The present principal occupations of the Reporting Persons are:

(i)	Mr. Adelson: Chairman of the Board of Directors and Chief Executive Officer of the Issuer.

(ii)	Dr. Adelson: Physician.

(iii)	Mr. Chafetz: Member of the Board of Directors of the Issuer and manager of The Interface Group, LLC, a Massachusetts limited liability company.

(iv)	Mr. Stein: Principal at Lourie & Cutler, P.C.

(v)	The 2007 Remainder Trust: Not applicable.

(vi)	The 2007 Friends and Family Trust: Not applicable.

(d)	During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the past five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Persons are citizens of the following countries:

(i)	Mr. Adelson is a citizen of the United States.

(ii)	Dr. Adelson is a citizen of the United States and Israel.

(iii)	Mr. Chafetz is a citizen of the United States.

(iv)	Mr. Stein is a citizen of the United States.

(v)	The 2007 Remainder Trust is organized under the laws of Nevada.

(vi)	The 2007 Friends and Family Trust is organized under the laws of Nevada.

CUSIP No. 517834107	SCHEDULE 13D	Page 10 of 15

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended by adding the text below to the end of Item 3 of the Schedule 13D.

On March 2, 2012, Dr. Adelson exercised the Warrants using personal funds.  The aggregate price paid by Dr. Adelson to exercise the Warrants was $525,001,050.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended by the deletion of the text thereof in its entirety and its replacement with the following:

(a)

Incorporated by reference from Item 11 of the cover page of each Reporting Person. In addition, each Reporting Person may be deemed to beneficially own the shares of Common Stock beneficially owned by the other Reporting Persons. The share ownership reported herein does not include shares of Common Stock beneficially owned by the other Reporting Persons.

(b)

Mr. Adelson beneficially owns an aggregate of 146,955,404 shares of Common Stock (approximately 17.8% of the total number of shares of Common Stock outstanding as of February 21, 2012 plus 87,500,175 shares of Common Stock issued upon the exercise of the Warrants by Dr. Adelson).  Of these shares, (i) 534,539 shares are owned directly by Mr. Adelson, (ii) 80,324 shares are vested and unvested shares of restricted Common Stock owned directly by Mr. Adelson, (iii) 670,566 shares are issuable upon the exercise of options owned directly by Mr. Adelson that are exercisable currently or within 60 days of the date hereof and (iv) 145,669,975 shares are beneficially owned by various other entities as described below.

Mr. Adelson has sole voting control over 614,863 shares of Common Stock, of which 534,539 shares are owned directly by Mr. Adelson and 80,424 shares are vested and unvested shares of restricted Common Stock owned directly by Mr. Adelson.

Mr. Adelson has sole dispositive control over 134,327,534 shares of Common Stock, of which (i) 534,539 shares are owned directly by Mr. Adelson, (ii) 19,164 shares are vested shares of restricted Common Stock owned directly by Mr. Adelson (iii) 670,566 shares are issuable upon the exercise of options owned directly by Mr. Adelson that are exercisable currently or within 60 days of the date hereof and (vi) 133,103,265 shares are owned by various other trusts as described below.

Mr. Adelson has shared voting and dispositive control over 12,566,710 shares of Common Stock held by Adfam Investment Company LLC (“Adfam LLC”).

Dr. Adelson beneficially owns an aggregate of 289,629,870 shares of Common Stock (approximately 35.3% of the total number of shares of Common Stock outstanding as of February 21, 2012 plus 87,500,175 shares of Common Stock issued upon the exercise of the Warrants by Dr. Adelson).  Of these shares, (i) 87,501,092 shares are owned directly by Dr. Adelson, (ii) 100 shares are held by a family member of Dr. and Mr. Adelson, for which shares Dr. Adelson acts as custodian, (iii) 53,297,679 shares are held by the 2007 Remainder Trust, (iv) 53,297,678 shares are held by the 2007 Friends and Family Trust and (v) 95,533,321 shares are held by various entities as described below.

Dr. Adelson has sole voting control over 246,674,737 shares of Common Stock, of which (i) 87,501,092 shares are owned directly by Dr. Adelson, (ii) 100 shares are held by a family member of Dr. and Mr. Adelson, for which shares Dr. Adelson acts as custodian, (iii) 53,297,679 shares are held by the 2007 Remainder

CUSIP No. 517834107	SCHEDULE 13D	Page 11 of 15

Trust, (iv) 53,297,678 shares are held by the 2007 Friends and Family Trust and (v) 52,578,188 shares are held by various entities as described below.

Dr. Adelson has sole dispositive power over 117,903,322 shares of Common Stock, of which (i) 87,501,092 shares are owned directly by Dr. Adelson, (ii) 100 shares are held by a family member of Dr. and Mr. Adelson, for which shares Dr. Adelson acts as custodian, and (iii) 30,402,130 shares are held by various entities as described below.

Dr. Adelson has shared voting and dispositive control over 12,566,710 shares of Common Stock held by Adfam LLC.

Mr. Chafetz beneficially owns an aggregate of 61,172 shares of Common Stock (approximately 0.0% of the total number of shares of Common Stock outstanding as of February 21, 2012 plus 87,500,175 shares of Common Stock issued upon the exercise of the Warrants held by Dr. Adelson).  Of these shares, (i) 10,770 shares are vested shares of restricted Common Stock owned directly by Mr. Chafetz, (ii) 1,932 shares are unvested shares of restricted Common Stock owned directly by Mr. Chafetz, (iii) 25,470 shares are issuable upon the exercise of options owned directly by Mr. Chafetz that are exercisable currently or within 60 days of the date hereof and (iv) 23,000 shares are owned directly by Mr. Chafetz.  Mr. Chafetz has sole voting control over 35,702 shares (all of the shares he beneficially owns other than the shares issuable upon the exercise of options).  Mr. Chafetz has sole dispositive control over 59,240 shares, of which (i) 10,770 shares are vested shares of restricted Common Stock owned directly by Mr. Chafetz, (ii) 25,470 shares are issuable upon the exercise of options owned directly by Mr. Chafetz that are exercisable currently or within 60 days of the date hereof and (iii) 23,000 shares are owned directly by Mr. Chafetz.

Mr. Stein is deemed to beneficially own an aggregate of 170,834,874 shares of Common Stock (approximately 20.8% of the total number of shares of Common Stock outstanding as of February 21, 2012 plus 87,500,175 shares of Common Stock issued upon the exercise of the Warrants by Dr. Adelson).  This includes 6,893 shares owned directly by Mr. Stein and 170,827,981 shares with respect to which he is deemed to have a beneficial interest by virtue of the interest and authority granted to him under the trust instruments or organizational documents, as applicable, of the various entities described below.

Mr. Stein has sole voting control over all of the shares of Common Stock that he is deemed to beneficially own.

Mr. Stein has sole dispositive control over 1,670,099 shares of Common Stock, of which 6,893 shares are owned directly by Mr. Stein and 1,663,206 shares are held by various entities as described below.

Dr. Adelson, Mr. Chafetz and Mr. Stein are co-trustees of the 2007 Remainder Trust.  The 2007 Remainder Trust directly owns 53,297,679 shares of Common Stock (approximately 6.5% of the total number of shares of Common Stock outstanding as of February 21, 2012 plus 87,500,175 shares of Common Stock issued upon the exercise of the Warrants by Dr. Adelson).  A majority of the trustees share dispositive control over the shares of Common Stock owned by this trust.  Dr. Adelson has the authority to vote the shares of Common Stock owned by this trust.  Mr. Chafetz and Mr. Stein disclaim beneficial ownership of the Common Stock owned by this trust.

Dr. Adelson, Mr. Chafetz and Mr. Stein are co-trustees of the 2007 Friends and Family Trust. The 2007 Friends and Family Trust directly owns 53,297,678 shares of Common Stock (approximately 6.5% of the total number of shares of Common Stock outstanding as of February 21, 2012 plus 87,500,175 shares of Common Stock issued upon the exercise of the Warrants by Dr. Adelson).  A majority of the trustees share dispositive control over the shares of Common Stock owned by this trust.  Dr. Adelson has the authority to vote the shares of Common Stock owned by this trust.  Mr. Chafetz and Mr. Stein disclaim beneficial ownership of the Common Stock owned by this trust.

Mr. Adelson and Mr. Stein are co-trustees of the Sheldon G. Adelson October 2009 Three Year LVS Annuity Trust (the “October 2009 Three Year Trust”).  The October 2009 Three Year Trust directly owns 26,188,785 shares of Common Stock.  Mr. Adelson retains sole dispositive control over the shares of Common Stock owned by this trust.  Mr. Stein has the authority to vote the shares of Common

CUSIP No. 517834107	SCHEDULE 13D	Page 12 of 15

Stock owned by this trust.  Mr. Stein disclaims beneficial ownership of the Common Stock owned by this trust.

Mr. Adelson and Mr. Stein are co-trustees of the Sheldon G. Adelson June 30, 2010 Two Year LVS Annuity Trust (the “June 30, 2010 Two Year Trust”).  The June 30, 2010 Two Year Trust directly owns 28,022,248 shares of Common Stock.  Mr. Adelson retains sole dispositive control over the shares of Common Stock owned by this trust.  Mr. Stein has the authority to vote the shares of Common Stock owned by this trust.  Mr. Stein disclaims beneficial ownership of the Common Stock owned by this trust.

Mr. Adelson and Mr. Stein are co-trustees of the Sheldon G. Adelson June 29, 2010 Two Year LVS Annuity Trust (the “June 29, 2010 Two Year Trust”).  The June 29, 2010 Two Year Trust directly owns 23,518,397 shares of Common Stock.  Mr. Adelson retains sole dispositive control over the shares of Common Stock owned by this trust.  Mr. Stein has the authority to vote the shares of Common Stock owned by this trust.  Mr. Stein disclaims beneficial ownership of the Common Stock owned by this trust.

Mr. Adelson and Mr. Stein are co-trustees of the Sheldon G. Adelson September 28, 2010 Two Year LVS Annuity Trust (the “September 28, 2010 Two Year Trust”).  The September 28, 2010 Two Year Trust directly owns 22,582,656 shares of Common Stock.  Mr. Adelson retains sole dispositive control over the shares of Common Stock owned by this trust.  Mr. Stein has the authority to vote the shares of Common Stock owned by this trust.  Mr. Stein disclaims beneficial ownership of the Common Stock owned by this trust.

Mr. Adelson and Mr. Stein are co-trustees of the Sheldon G. Adelson September 29, 2010 Two Year LVS Annuity Trust (the “September 29, 2010 Two Year Trust”).  The September 29, 2010 Two Year Trust directly owns 22,581,427 shares of Common Stock.  Mr. Adelson retains sole dispositive control over the shares of Common Stock owned by this trust.  Mr. Stein has the authority to vote the shares of Common Stock owned by this trust.  Mr. Stein disclaims beneficial ownership of the Common Stock owned by this trust.

Mr. Adelson and Mr. Stein are co-trustees of the Sheldon G. Adelson March 2011 Two Year LVS Annuity Trust (the “March 2011 Two Year Trust”).  The March 2011 Two Year Trust directly owns 10,209,752 shares of Common Stock.  Mr. Adelson retains sole dispositive control over the shares of Common Stock owned by this trust.  Mr. Stein has the authority to vote the shares of Common Stock owned by this trust.  Mr. Stein disclaims beneficial ownership of the Common Stock owned by this trust.

Dr. Adelson, Mr. Chafetz and Mr. Stein are co-trustees of the ESBT S Trust.  The ESBT S Trust directly owns 12,692,516 shares of Common Stock.  A majority of the trustees share dispositive control over the shares of Common Stock owned by this trust.  Dr. Adelson has the authority to vote the shares of Common Stock owned by this trust.  Mr. Chafetz and Mr. Stein disclaim beneficial ownership of the Common Stock owned by this trust.

Dr. Adelson, Mr. Chafetz and Mr. Stein are co-trustees of the ESBT Y Trust.  The ESBT Y Trust directly owns 7,342,516 shares of Common Stock.  A majority of the trustees share dispositive control over the shares of Common Stock owned by this trust.  Dr. Adelson has the authority to vote the shares of Common Stock owned by this trust.  Mr. Chafetz and Mr. Stein disclaim beneficial ownership of the Common Stock owned by this trust.

Dr. Adelson, Mr. Chafetz and Mr. Stein are co-trustees of the QSST A Trust.  The QSST A Trust directly owns 13,692,517 shares of Common Stock.  A majority of the trustees share dispositive control over the shares of Common Stock owned by this trust.  Dr. Adelson has the authority to vote the shares of Common Stock owned by this trust.  Mr. Chafetz and Mr. Stein disclaim beneficial ownership of the Common Stock owned by this trust.

Dr. Adelson, Mr. Chafetz and Mr. Stein are co-trustees of the QSST M Trust.  The QSST M Trust directly owns 13,692,517 shares of Common Stock.  A majority of the trustees share dispositive control over the shares of Common Stock owned by this trust.  Dr. Adelson has the authority to vote the shares of Common Stock owned by this trust.  Mr. Chafetz and Mr. Stein disclaim beneficial ownership of the Common Stock owned by this trust.

Dr. Adelson, Mr. Chafetz and Mr. Stein are co-trustees of the Sheldon G. Adelson 2004 Remainder Trust (the “2004 Remainder Trust”).  The 2004 Remainder Trust directly owns 5,144,415 shares of Common Stock.  A

CUSIP No. 517834107	SCHEDULE 13D	Page 13 of 15

majority of the trustees share dispositive control over the shares of Common Stock owned by this trust.  Dr. Adelson has the authority to vote the shares of Common Stock owned by this trust.  Mr. Chafetz and Mr. Stein disclaim beneficial ownership of the Common Stock owned by this trust.

Dr. Adelson and Mr. Stein are co-trustees of the Miriam Adelson June 2011 Two Year LVS Annuity Trust (the “June 2011 Two Year Trust”).  The June 2011 Two Year directly owns 18,139,344 shares of Common Stock.  Dr. Adelson retains sole dispositive control over the Common Stock owned by this trust.  Mr. Stein has the authority to vote the shares of Common Stock owned by this trust.  Mr. Stein disclaims beneficial ownership of the Common Stock owned by this trust.

Dr. Adelson and Mr. Stein are co-trustees of the Miriam Adelson October 2011 Two Year LVS Annuity Trust (the “October 2011 Two Year Trust”).  The October 2011 Two Year Trust directly owns 4,000,000 shares of Common Stock.  Dr. Adelson retains sole dispositive control over the shares of Common Stock owned by this trust.  Mr. Stein has the authority to vote the shares of Common Stock owned by this trust.  Mr. Stein disclaims beneficial ownership of the Common Stock owned by this trust.

Dr. Adelson and Mr. Stein are co-trustees of the Miriam Adelson December 2011 LVS Annuity Trust (the “December 2011 Trust”).  The December 2011 Trust directly owns 8,249,079 shares of Common Stock.  Dr. Adelson retains sole dispositive control over the shares of Common Stock owned by this trust.  Mr. Stein has the authority to vote the shares of Common Stock owned by this trust.  Mr. Stein disclaims beneficial ownership of the Common Stock owned by this trust.

Mr. Stein is a co-trustee, with Yasmin Lukatz (“Ms. Lukatz”), of the Yasmin Lukatz October 2010 Two Year LVS Annuity Trust (the “Yasmin Lukatz Two Year Trust”).  The Yasmin Lukatz Two Year Trust directly owns 2,305,617 shares of Common Stock.  Ms. Lukatz retains sole dispositive control over the shares of Common Stock owned by this trust.  Mr. Stein has the authority to vote the shares of Common Stock owned by this trust.  Mr. Stein disclaims beneficial ownership of the Common Stock owned by this trust.

Mr. Stein is a co-trustee, with Ms. Lukatz, of the Yasmin Lukatz October 2010 Three Year LVS Annuity Trust (the “Yasmin Lukatz Three Year Trust”).  The Yasmin Lukatz Three Year Trust directly owns 2,381,177 shares of Common Stock.  Ms. Lukatz retains sole dispositive control over the shares of Common Stock owned by this trust.  Mr. Stein has the authority to vote the shares of Common Stock owned by this trust.  Mr. Stein disclaims beneficial ownership of the Common Stock owned by this trust.

Mr. Stein is a co-trustee, with Ms. Lukatz, of the Yasmin Lukatz 2010 Grantor Trust.  The Yasmin Lukatz 2010 Grantor Trust directly owns 313,206 shares of Common Stock.  Mr. Stein and Ms. Lukatz share dispositive control over the shares of Common Stock owned by this trust.  Mr. Stein has the authority to vote the shares of Common Stock owned by this trust.  Mr. Stein disclaims beneficial ownership of the Common Stock owned by this trust.

Mr. Stein is a manager of the Lukatz Family Investment LLC.  The Lukatz Family Investment LLC directly owns 1,350,000 shares of Common Stock.  Mr. Stein and Ms. Lukatz, as managers, share dispositive control over the shares of Common Stock owned by the Lukatz Family Investment LLC.  Mr. Stein, as manager, has the authority to vote the shares of Common Stock owned by the Lukatz Family Investment LLC.  Mr. Stein disclaims beneficial ownership of the Common Stock owned by the Lukatz Family Investment LLC.

Dr. Adelson is trustee of the Sivan Ochshorn 2010 Grantor Trust (the “Sivan Ochshorn Trust”).  The Sivan Ochshorn Trust directly owns 13,707 shares of Common Stock.  Dr. Adelson retains sole dispositive control over the Common Stock owned by this trust.  Dr. Adelson has the authority to vote the shares of Common Stock owned by this trust.

Mr. Stein is a co-trustee, with Sivan Ochshorn Dumont (“Ms. Ochshorn Dumont”), of the Sivan Ochshorn December 2010 Two Year LVS Annuity Trust (the “Ochshorn Two Year Trust”).  The Ochshorn Two Year Trust directly owns 489,499 shares of Common Stock.  Ms. Ochshorn Dumont retains sole dispositive control over the

CUSIP No. 517834107	SCHEDULE 13D	Page 14 of 15

shares of Common Stock owned by this trust.  Mr. Stein has the authority to vote the shares of Common Stock owned by this trust.  Mr. Stein disclaims beneficial ownership of the Common Stock owned by this trust.

Mr. Stein is a co-trustee, with Ms. Ochshorn Dumont, of the Sivan Ochshorn December 2010 Five Year LVS Annuity Trust (the “Ochshorn Five Year Trust”).  The Ochshorn Five Year Trust directly owns 496,794 shares of Common Stock.  Ms. Ochshorn Dumont retains sole dispositive control over the shares of Common Stock owned by this trust.  Mr. Stein has the authority to vote the shares of Common Stock owned by this trust.  Mr. Stein disclaims beneficial ownership of the Common Stock owned by this trust.

The business address of the principal offices of Ms. Lukatz and Ms. Ochshorn Dumont is c/o Las Vegas Sands Corp., 3355 Las Vegas Boulevard South, Las Vegas, Nevada 89109.  The present principal occupation of both Ms. Lukatz and Ms. Ochshorn Dumont is investor.  During the past five years, neither Ms. Lukatz nor Ms. Ochshorn Dumont has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).  During the past five years, neither Ms. Lukatz nor Ms. Ochshorn Dumont has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.  Ms. Lukatz is a citizen of the United States and Israel, and Ms. Ochshorn Dumont is a citizen of the United States and Israel.

Mr. Adelson and Dr. Adelson are co-managers of Adfam LLC.  Adfam LLC directly owns 12,566,710 shares of Common Stock.  Mr. Adelson and Dr. Adelson share voting and dispositive control of the Common Stock owned by Adfam LLC.

(c)

The disclosure under Item 3 and Item 4 hereof is incorporated by reference.

On February 9, 2012, Mr. Adelson was granted 34,728 shares of restricted Common Stock and an option to purchase 51,422 shares of Common Stock under the Las Vegas Sands Corp. 2004 Equity Award Plan.

On February 21, 2012, the Sheldon G. Adelson February 2009 Three Year LVS Annuity Trust (the “February 2009 Three Year Trust”) distributed (i) 534,439 shares of Common Stock to Mr. Adelson, (ii) 11,167,314 shares of Common Stock to the 2007 Remainder Trust and (iii) 11,167,314 shares of Common Stock to the 2007 Friends and Family Trust.

(d)

Not applicable.

(e)

Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

CUSIP No. 517834107	SCHEDULE 13D	Page 15 of 15

The documents filed as exhibits in the Schedule 13D are hereby incorporated by reference herein.

Exhibit No.	Description

1
Joint Filing Agreement of Sheldon G. Adelson, Miriam Adelson, Irwin Chafetz, Timothy D. Stein, the General Trust under the Sheldon G. Adelson 2007 Remainder Trust and the General Trust under the Sheldon G. Adelson 2007 Friends and Family Trust.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  March 5, 2012

/s/ Sheldon G. Adelson	/s/ Miriam Adelson
SHELDON G. ADELSON	MIRIAM ADELSON

/s/ Irwin Chafetz	/s/ Timothy D. Stein
IRWIN CHAFETZ	TIMOTHY D. STEIN

THE GENERAL TRUST UNDER THE SHELDON G. ADELSON 2007 REMAINDER TRUST
THE GENERAL TRUST UNDER THE SHELDON G. ADELSON 2007 FRIENDS AND FAMILY TRUST

By:	/s/ Miriam Adelson	By:	/s/ Irwin Chafetz
Name:	Miriam Adelson	Name:	Irwin Chafetz
Title:	Trustee	Title:	Trustee

By:	/s/ Timothy D. Stein
Name:	Timothy D. Stein
Title:	Trustee

[Signature page to Amendment No. 4 to Schedule 13D]

Exhibit 1 to
Schedule 13D/A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of the Schedule 13D/A (and any further amendment filed by them) with respect to the common stock, par value $0.001 per share, of Las Vegas Sands Corp., a Nevada corporation.

Dated:  March 5, 2012

/s/ Sheldon G. Adelson	/s/ Miriam Adelson
SHELDON G. ADELSON	MIRIAM ADELSON

/s/ Irwin Chafetz	/s/ Timothy D. Stein
IRWIN CHAFETZ	TIMOTHY D. STEIN

THE GENERAL TRUST UNDER THE SHELDON G. ADELSON 2007 REMAINDER TRUST
THE GENERAL TRUST UNDER THE SHELDON G. ADELSON 2007 FRIENDS AND FAMILY TRUST

By:	/s/ Miriam Adelson	By:	/s/ Irwin Chafetz
Name:	Miriam Adelson	Name:	Irwin Chafetz
Title:	Trustee	Title:	Trustee

By:	/s/ Timothy D. Stein
Name:	Timothy D. Stein
Title:	Trustee

[Signature page to Joint Filing Agreement]